

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 3, 2009

Via Mail and Fax

Christopher J. Thomas
Chief Financial Officer
Paragon Shipping Inc.
15 Karamanli Ave., GR 166 73
Voula, Greece

> **RE:** **Paragon Shipping Inc.**
> **File Number: 001-33655**
> **Form 20-F for the Year Ended December 31, 2008**
> **Form 6-K filed May 19, 2009**

Dear Mr. Thomas:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2008

General

1. We note that you refer to the opinion of Seward and Kissel LLP, referenced on page 75, upon which you rely for your disclosure with respect to federal income tax liability in the United States. If you include this reference in future filings, please include the firm's name, address and statement of their consent to reference of the firm in the filing. Refer to Item 10.G of Form 20-F.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Cash Flows, page 52

2. We note that net cash from operating activities for 2008 varies materially from that for 2007. Although this may be due, to a certain degree, to the comparatively better net income for 2008 as indicated, please note that reference to net income, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash from operating activities in terms of cash. Accordingly, please disclose in terms of cash the reasons and associated underlying drivers contributing to material variances in net cash from operating activities. Also note that references solely to changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze the impact in terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please revise your disclosure as appropriate.

Critical Accounting Policies, page 63

3. The disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect financial condition and operating performance associated with each of the critical accounting policies indicated. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. In regard to revenue and vessel operating expenses, discuss the significant judgments and estimates involved in the determination of each and the factors that are subject to variability and the related sensitivity to change. In regard to below/above market acquired time charters, discuss the basis for management's estimate of current market rates and how management determines the discount factor used in estimating the fair value of the charters as well as the related sensitivity to change of this factor. In regard to vessel depreciation, discuss the factors that would cause an increase or decrease in the useful life of a vessel or its residual value that would impact the amount of depreciation recognized. Please revise your disclosure as appropriate.

Consolidated Statement of Cash Flows, page F-7

4. We note that changes in restricted cash are reflected within the investing activity section on your consolidated statement of cash flows. However, the disclosure in note 2(g) and note 14 provides that certain banks required you to maintain, under the borrowing and swap arrangements, minimum cash deposits or cash collateral deposits and these items represented a substantive amount of the restricted cash on your consolidated balance sheet. As the nature of these restrictions on requiring cash

deposits relate to your financing activities on debt-related transactions, please consider whether reclassification in future filings for the changes in restricted cash as a financing activity may be more appropriate under these circumstances or tell us why your current classification is deemed a better treatment for this item.

Note 2(r) – Income Taxes, page F-14

5. Reference is made to your disclosure that U.S. source shipping income will be subject to a 4% U.S. federal income tax without allowance for any deductions unless the company continues to meet the requirements for exemption. Although this tax exemption does not terminate on a definitive date, the ability to continue meeting this exemption does not appear to be solely within the company's control. Therefore, as the tax rate is fixed and amount of tax determinable, please expand this taxation note to also disclose the aggregate dollar and per share effects of this tax exemption that currently exists and could terminate in the future if the company does not continue meeting the conditions for exemption. This disclosure is analogous to information provided through Topic 11.C of the Staff Accounting Bulletins. Please revise accordingly.

Form 6-K filed May 19, 2009

6. Please tell us and disclose the substantive reasons specific to your circumstances of the usefulness to investors of each of the several non-GAAP measures and adjusted items presented in evaluating your performance. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. In particular, expound upon your statement that "EBITDA" is useful "because the shipping industry is capital intensive and may involve significant financing costs." Your disclosure should also state specifically why you believe investors should disregard each eliminated and adjusting item. In this regard, explain why fleet operational results are not fairly reflected by inclusion of the non-cash items that have been eliminated. To the extent your justification involves the non-cash nature of these items, explain why you do not adjust for other non-cash items, such as accruals of revenue. Further, it is not clear why investors should disregard the material operating expense for depreciation of your vessels when the vessels are the sole source from which your revenues are generated. It is also not clear why interest expense and the component thereof associated with your interest rate swaps should be disregarded when interest is a cost related to the financing of the source of your revenues. In developing your disclosure, consider the answer to question 8 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" ("FAQ"), which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, for guidance. This identifies disclosure that may be necessary when a non-GAAP performance measure excludes a recurring charge. Also refer to the answer to question 15 of the FAQ that discusses the applicability of answer 8 to EBITDA. Please provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presentation of the non-GAAP measures and adjusted items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
  · the company is responsible for the adequacy and accuracy of the disclosures in the filings;
  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Spitzer at 202-551-3227 with questions in regard to comment number 1. You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief